Filed Pursuant to Rule 253(g)(2)

File No. 024-11881

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 6 DATED APRIL 25, 2023

TO THE OFFERING CIRCULAR DATED MAY 16, 2022

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 16, 2022, as filed by us with the Securities and Exchange Commission (the “SEC”) on that same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

New Share Price

Effective May 1, 2023, the purchase price per share of our common stock in this Offering is now $801.

Determination of Offering Price

On April 21, 2023, the Board of Directors approved a valuation of $801/share as the new price of the common stock of the Company effective May 1, 2023. This new share price reflects the Company’s valuation as of December 31, 2022. All current shareholders’ total stock value now equals the number of shares they own multiplied by this updated share price.

This new share price is a 9.7% increase from the Fall 2022 price of $730/share (based on the June 30, 2022 valuation), and a 16.8% increase from the Spring 2022 price of $686/share (based on the December 31, 2021 valuation).

The methodology used to determine this share price is consistent with our historical practice. Here is a synopsis for your review:

•	The Company obtains the equity value as reported on December 31, 2022 financial statements. This is reflected in the “Book / Cost Basis” column in the table below. We do not believe this represents the market value of our assets and we do further analysis to obtain a representative market value.

•	For our owned real estate, our starting point for market value is based upon independent third-party appraisals and valuations.

•	Given that we believe organic farmland is undervalued in most standard appraisals and comparable analysis, we add an incremental value of 5% for farms that are certified organic.

•	We believe the book value of the mortgages represents the current market value given our fixed-rate terms are limited in duration and most loans have floating rate mechanics after the initial fixed period. Additionally, we have included loss reserves in the book value as reported in our financials to capture principal repayment risks.

•	After compiling a market asset value, our board also added a 10% operating company premium. The premium is based, among many things, on:

•	diversification value of a corporate portfolio,
•	our track record of selecting farmland tenants,
•	business relationships that we have developed with generations of farmers, farmer associations, and farmer cooperatives,
•	our growth potential,
•	our history of innovation in conservation finance and the impact investing space,
•	our scalability as a decentralized entity in the high growth organic market, and
•	future earnings potential and economic efficiencies of our REIT structure.

The table below outlines various steps and figures associated with our board-approved valuation of $801 per share for this offering (fully diluted).

The figures in the table below are as of the June 30, 2022 valuation and this December 31, 2022 valuation.

		December 2022 Valuation
	June 2022 Market	Book / Cost	Market Asset
	Valuation	Basis	Value

Investments in Farmland (1)	$66,652,140	$58,730,393	$77,611,692
Investments in Farmland Mortgages (2)	22,707,214	27,038,371	27,038,371
Cash	6,163,391	5,547,497	5,547,497
Receivables and Accrued	1,378,322	1,362,422	1,362,422
Other	154,284	206,364	206,364
Total Assets	$97,055,350	$92,885,047	$111,766,346

Total Liabilities	$22,389,236	$25,773,459	$25,773,459

Equity Value	$74,666,114	$67,111,588	$85,992,887

Shares Outstanding	112,350.860	117,860.550	117,860.550

Equity Value per Share	$665	$569	$730
Equity Value per Share (diluted) (3)	$664	$569	$729

Operating Company Premium (4)	$7,466,611		$8,599,289
Adjusted Equity Value (5)	$82,132,726		$94,592,175

Adj. Equity Value per Share	$731		$803
Adj. Equity Value per Share (diluted)	$730		$801

Note:
(1)	The Organic Premium is captured on an individual property basic within these values.
(2)	Book basis net of allowances for loan losses and reflects estimated market value. Includes lines of credit.
(3)	Diluted share count reflects the effects of option dilution on the value per share calculation and includes those shares issued to non-employee Directors that are still unvested under the terms of the Company’s Board Compensation Policy dated June 3, 2022.
(4)	Reflects a 10% premium applied to the equity value.
(5)	Equals Equity Value plus Operating Company Premium.

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Important Note Regarding this Determination of Share Price

Please note that our Board of Directors has determined the share price on the basis outlined herein. This price, while based on management’s best estimate of the market value of our assets, and consistent with our recent valuation practices, may not bear any relationship to what our assets or shares would sell for in an open market or in the event of a liquidation. There is generally no public market for our shares. Because the share price is not based upon any public market valuation, the price may be different than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers.

While we have historically valued our share price annually, it is our intent to begin updating our share price at least twice per year, typically in the fall and the spring. It is our hope that this will allow current shareholders to maintain a more precise valuation of their holdings and will allow us to ensure that our offering, stock redemptions, and dividend reinvestment terms are all more accurate and up to date.

Our Use of this Share Valuation

The recently approved share price is also used for our Dividend Reinvestment Program (the “DRIP”) and to determine the repurchase price of shares under our Stock Redemption Program, at such time that the Company offers to redeem shares under that program.

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